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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BreitBurn Energy Partners L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
106776107
(CUSIP Number)
John C. Cirone
777 West Rosedale Street
Fort Worth, Texas 76104
(817) 665-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,347,972 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,347,972 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,347,972 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of BreitBurn Energy Partners L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at 515 South Flower Street, Suite 4800, Los Angeles, California 90071. The total amount of Common Units reported as beneficially owned in this Schedule 13D is 21,347,972 Common Units, which constitute approximately 31.9% of the total number of Common Units outstanding.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by Quicksilver Resources Inc., a Delaware corporation (the “Reporting Person”).
(b) The business address of the Reporting Person is 777 West Rosedale St., Fort Worth, TX 76104. In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D, is provided on Annex 1 hereto and is incorporated by reference herein. The business address for each of the Listed Persons is set forth on Annex 1 hereto.
(c) The principal business of the Reporting Person is that of a natural gas and oil exploration and production company engaged in the development and production of long-lived properties onshore in North America. The principal business of each of the Listed Persons is set forth on Annex 1 hereto.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the Reporting Person’s knowledge, none of the Listed Persons, as a director or executive officer of the Reporting Person, has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the Reporting Person’s knowledge, none of the Listed Persons, as a director or executive officer of the Reporting Person, has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is organized under the laws of the state of Delaware. The citizenship of each of the Listed Persons is set forth on Annex 1 hereto.
Item 3. Source and Amount of Funds or Other Consideration
On November 1, 2007, BreitBurn Operating L.P. (“BreitBurn Operating”), a wholly-owned subsidiary of the Issuer, completed the acquisition of certain assets (the “Assets”) and equity interests (the “Equity Interests”) in certain entities from the Reporting Person (the “Acquisition”). In exchange for the Assets and Equity Interests, the Reporting Person received $750 million in cash and 21,347,972 Common Units.

Item 4. Purpose of Transaction
The Reporting Person acquired the Common Units reported herein solely for investment purposes. Although the Reporting Person does not have any specific plan or proposal as of the date of this Schedule 13D to purchase or dispose of the Common Units, the Reporting Person may in the future make additional purchases of the Common Units or dispose of all or a portion of the Common Units reported as beneficially owned in this Schedule 13D, either in the open market or in privately negotiated transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, capital market conditions and other future developments.
The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a) None.
(b) None.
(c) None.
(d) None.
(e) None.
(f) None.
(g) None.
(h) None.
(i) None.
(j) Except to the extent that any of the foregoing may be deemed a plan or proposal, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a) The Reporting Person is the beneficial owner of 21,347,972 Common Units, which in the aggregate represents approximately 31.9% of the outstanding Common Units. This percentage amount is calculated based upon the 67,020,641 Common Units outstanding as of November 14, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.
The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.
Except as indicated in this Item 5 or as set forth below, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Listed Persons, owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. To the Reporting Person’s knowledge, the Listed Persons beneficially own Common Units in the amounts set forth next to their names in Annex 1.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 21,347,972 Common Units. See Annex 1 hereto for information applicable to the Listed Persons.
(c) Except as described in Item 3 above, Schedule 1 or elsewhere in this Schedule 13D, neither the Reporting Person, nor to the Reporting Person’s knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.
(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units reported hereon.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contribution Agreement
In connection with the Acquisition, BreitBurn Operating entered into a Contribution Agreement with the Reporting Person dated as of September 11, 2007 (the “Contribution Agreement”) providing for the purchase of Assets and Equities in exchange for $750 million in cash and 21,347,972 Common Units.
The Contribution Agreement contains lock-up provisions, pursuant to which the Reporting Person may not sell (i) any of the acquired Common Units prior to the first anniversary of the closing date of the Acquisition (the “Closing”) or (ii) more than fifty-percent (50%) of the acquired Common Units prior to 18 months after the Closing. Certain exceptions exist for sales to affiliates of the Reporting Person and for pledges or grants of security interests in the acquired units, provided that such affiliates and pledgees agree to the lock-up provisions.
Registration Rights Agreement
The Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), dated November 1, 2007, with the Reporting Person. Pursuant to the Registration Rights Agreement, the Issuer is required to file a shelf registration statement to register the Common Units issued to the Reporting Person pursuant to the Contribution Agreement, and use its commercially reasonable efforts to cause the registration statement to become effective within one year of the Closing. In addition, the Registration Rights Agreement gives the Reporting Person piggyback registration rights under certain circumstances. These registration rights are transferable to affiliates of the Reporting Person and, in certain circumstances, to third parties.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Contribution Agreement, dated as of September 11, 2007, between BreitBurn Operating L.P. and Quicksilver Resources Inc. (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on November 5, 2007).

Exhibit B	Registration Rights Agreement, dated as of November 1, 2007, between BreitBurn Energy Partners L.P. and Quicksilver Resources Inc. (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 5, 2007).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 17, 2008

QUICKSILVER RESOURCES INC.
By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President

Annex 1
Executive Officers, Directors and Controlling Persons
Quicksilver Resources Corp.

			Common Units
			Beneficially
Name	Position and Present Principal Occupation/Business	Citizenship	Owned

Thomas F. Darden	Chairman of the Board and Director	USA	0

Glenn M. Darden	Chief Executive Officer, President and Director	USA	0

Philip W. Cook	Senior Vice President—Chief Financial Officer	USA	0

Paul J. Cook	Executive Vice President—Operations	USA	0

John C. Cirone	Senior Vice President, General Counsel and Secretary	USA	0

Anne D. Self	Vice President—Human Resources and Director	USA	0

John Regan	Vice President, Chief Account Officer and Controller	USA	0

Robert Wagner	Vice President—Reservoir Engineering	USA	0

W. Byron Dunn	Director	USA	0

James A. Hughes	Director	USA	0

Steve M. Morris	Director	USA	0

W. Yandell Rogers, III	Director	USA	0

Mark J. Warner	Director	USA	0
The business address for each of the Listed Persons is c/o Quicksilver Resources Inc., 777 West Rosedale St., Fort Worth, TX 76104.

EXHIBIT INDEX

Exhibit A*	Contribution Agreement, dated as of September 11, 2007, between BreitBurn Operating L.P. and Quicksilver Resources Inc. (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on November 5, 2007).

Exhibit B*	Registration Rights Agreement, dated as of November 1, 2007, between BreitBurn Energy Partners L.P. and Quicksilver Resources Inc. (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 5, 2007).
*Incorporated herein by reference.